EXHIBIT 8

Information Compendium

For the 12 Months To

30 June 2003

Information Compendium – June 2003

Company contact details

Contact Mayne Investor Relations:

Larry Hamson

Head of Investor Relations

Ph: 61 3 9868 0380

Fax: 61 3 9868 0751

larry.hamson@maynegroup.com

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Information Compendium – June 2003

Contents

	Company contact details		2

I.	GROUP INFORMATION		4

	1.	Profit Statement	4

	2.	Balance Sheet	8

	3.	Cash Flow	12

II.	PRODUCTS		14

	1.	Pharmaceuticals	14

	2.	Consumer Products	19

III.	DIAGNOSTICS		22

	1.	Pathology	22

	2.	Diagnostic Imaging	26

IV.	HOSPITALS		29

V.	HEALTH SERVICES		34

	1.	Pharmacy Services	34

	2.	Medical Centres	36

IV.	SIGNIFICANT ITEMS AND DISCONTINUED BUSINESSES		37

Information Compendium – June 2003

I. GROUP INFORMATION

1. Profit Statement

Profit Statement

($m)	2001	2002	2003
Continuing business EBIT	127.5	172.9	187.3
Discont. business EBIT	83.7	76.8	(10.8)

Group EBIT	211.2	249.7	176.5
Net Interest expense	(42.4)	(19.6)	(33.1)

Profit before tax	168.8	230.1	143.4
Taxes	(58.5)	(76.2)	(82.9)
Minority interests	(3.9)	(3.6)	(3.6)

NPAT before significant items	106.4	150.3	56.9
Significant items	55.2	23.3	(513.0)

Reported NPAT	161.6	173.6	(456.1)

Normalised NPAT
Reported NPAT	161.6	173.6	(456.1)
Significant items	(55.2)	(23.3)	513.0
Intangibles amortisation	26.5	68.1	89.7

Normalised NPAT	132.9	218.4	146.6

Significant items (after-tax)	$m
Profit on sale of logistics	15.3
Consumer products – Pan provision	(34.0)
Consumer products – restructuring provision	(9.6)
IT write-down and devolution costs	(33.4)
Write-down on sale of hospital assets	(19.8)
Write-down of hospital assets to recoverable amount	(321.5)
Write-down of Pharmacy assets to recoverable amount	(80.0)
Write-down of deferred tax benefits	(30.0)

(513.0)
Less Significant items reported in 1H03	(90.8)

2H03 Significant iterms	(422.2)

Mayne’s EBIT from continuing businesses was $187.3 million in 2003, an increase of 8.3% over FY02 and 46.9% over FY01 driven by continued performance of the Group’s healthcare operations. The imperative for the past year has been to achieve a clearer focus on our business direction.

The group’s consolidated EBIT was 29% below the 2002 result and 17% below EBIT reported in 2001. The decline in EBIT is primarily the result of reduced contributions from the discontinued businesses in 2003. Logistics contributed $3.5 million in EBIT in 2003 compared to $70.4 million and $72.6 million in FY01 and FY02, respectively. The decline in EBIT contribution from the discontinued businesses was partially offset by continued growth in the pharmaceuticals and diagnostics businesses.

Reported NPAT, which includes significant items and discontinued businesses, was negative $456.1 million for FY03. As a result of a change to the use of discounted cashflow methodology for calculating net recoverable amounts a number of asset write-downs were made at 30 June 2003. The decline in reported NPAT primarily relates to the following significant items:

•	A $270 million write-down related to the hospitals business to bring asset values in line with their recoverable amounts. This amount is in addition to the $51.5 million after tax write-down recognised in 1H03 as well as the $19.8 million provision for loss on sale of the divested hospitals to Healthscope and Primelife Corporation;

•	An $80 million after tax write-down of Pharmacy Services assets to their net recoverable amounts. Given continued margin pressures associated with this business, a write-down was considered fiscally prudent;

•	A $34.0 million after-tax provision in the Consumer Business related to costs incurred as a result of the Pan recall together with an additional $9.6 million provision related to streamlining the Consumer Products division, and selling the international sunscreen and personal wash businesses;

•	A $30 million write-down of deferred tax assets whose recovery, based on a conservative evaluation, are no longer considered virtually certain; and

Information Compendium – June 2003

•	An after-tax write-down of $24.4 million ($19.5 million had been accrued at 1H03) relating to group IT assets originally capitalised as well as after-tax devolution costs of $9.0 million ($8.2 million provided for at 1H03) associated with the return to a more decentralised group structure.

Continuing Business Profit Statement

($m)	2001(1)	2002(2)	2003
EBIT	127.5	172.9	187.3
Net Interest expense	(46.4)	(16.3)	(30.0)

Profit before tax	81.1	156.6	157.3
Taxes	(35.9)	(47.0)	(78.5)
Minority interests	(3.5)	(3.3)	(3.2)

NPAT before significant items	41.7	106.3	75.6
Significant items	(71.3)	27.2	(517.2)

Reported NPAT	(29.6)	133.5	(441.6)

Normalised NPAT
Reported NPAT	(29.6)	133.5	(441.6)
Significant items	71.3	(27.2)	517.2
Intangibles amortisation	14.1	59.3	84.9

Normalised NPAT	55.8	165.6	160.5

(1)	Excludes FHF businesses.
(2)	Includes FHF businesses from 1 October 2001.

*	Before significant items, amortisation and discontinuing businesses.

The purpose of this statement is to isolate the performance of Mayne’s continuing businesses in 2003 in comparison to the results of prior years. Mayne’s continuing business generated an NPAT before significant items of $75.6 million. Normalised NPAT was $160.5 million for the continuing business, up from $55.8 million in 2001 but down slightly on the prior year due to higher interest and tax expenses in 2003.

Normalised EPS from the continuing business remained above 20 cents in 2003 reflecting the consistency in normalised NPAT for the continuing business offset by a 13% increase in the weighted average number of shares outstanding in the year from 707.9 million shares in FY02 to 799.8 million shares in FY03. This increase was caused by the issuance of shares related to the acquisition of the FH Faulding businesses in October 2001.

Information Compendium – June 2003

Diluted EPS(1)	26.8	21.3	7.1
DPS	13.0	14.0	4.0

*	EPS and amortisation per share in the chart are normalised ie. excluding significant items and discontinued businesses.
(1)	Before significant items and including amortisation.

Total	$3,158.7m	$4,992.0m	$5,194.5m

*	Excludes FHF businesses.
**	Includes FHF businesses from 1 October 2001.

Normalised EPS which excludes significant items and amortisation expense was 18.3 cents per share. Reported earnings per share (EPS), which includes significant items and discontinued businesses was negative 57.0 cents per share in 2003.

Mayne paid an unfranked interim dividend of 4 cents per share on 31 March 2003. Due to the significant items recognised during the year a final dividend will not be paid. However, the intention is to make three dividend payments in FY04, the first of which will be paid on the same date as the FY03 final dividend would otherwise have been payable.

Amortisation expense per share increased from 9.6 cents in FY02 to 11.2 cents in FY03 primarily due to the full year impact of goodwill amortisation related to the FH Faulding acquisition completed in October 2001.

Revenue from the underlying business rose 21.1% over 2002. The significant increase over prior years is primarily due to the full year impact of the Faulding business which was acquired in early October 2001. In addition, the underlying business has generated organic growth and the acquisitions of QML, Pacific Healthcare and QDI have positively contributed to growth in the continuing business in the year.

Information Compendium – June 2003

Earnings Before Interest & Tax (“EBIT”)

($m)	2001*	2002	2003
Products	—	51.0	59.8
Diagnostics	42.8	47.2	58.6
Hospitals	94.5	71.6	54.6
Health Services	(1.8)	15.9	27.6

Continuing Businesses	135.5	185.7	200.6
Unallocated	(8.0)	(12.8)	(13.3)
Underlying EBIT	127.5	172.9	187.3
Discont. Businesses	83.7	76.8	(10.8)
Reported EBIT	211.2	249.7	176.5

*	Prior period not adjusted for businesses discontinued in 2003, with the exception of logistics.

Note:  FHF business was acquired on 1 October 2001.

EBIT from underlying business grew 8.3% year over year indicating the improvements made across the portfolio over the last 12 months. The hospitals division continues to turn around its business (more clearly evident in the segment results that follow). Pharmacy services recorded a solid result. The Products business posted growth of 17.3% despite the significant negative impact of the Pan recall had on the Consumer Products earnings. Strong EBIT growth also continues in the Diagnostic businesses recording 24.2% growth over 2002 and 36.9% on 2001.

Income tax on ordinary activities excluding tax benefit on significant items of $21.9 million, or underlying tax expense, was $82.9 million for 2003. The underlying tax expense represents an effective tax rate of 57.8%, driven primarily by the higher levels of non-deductible goodwill amortisation. After adjusting for this the implied tax rate is approximately 35.5% this is higher than the underlying Australian corporate tax rate of 30% because of the increasing proportion of earnings derived from international pharmaceuticals operations where corporate tax rates are significantly higher (primarily Canada and the US).

Information Compendium – June 2003

2. Balance Sheet

*	Deposits & Bonds in this period includes a $41 million non-current bond in relation to the financing structure of Hobart Private Hospital.

*	The net debt calculation in this period includes the $41 million non-current bond in relation to the financing structure of Hobart Private Hospital.

As at 30 June 2003, gross debt was $630 million, a decrease of $31 million from June 2002. Deposits and bonds (cash and equivalents) decreased by $209 million to $257 million.

Gross debt predominantly consists of hedged US$ denominated term debt which matures in 2006. This debt has been maintained as it is attractively priced, unsecured and of reasonable tenure.

Net debt increased by $178 million during the year to $373 million. The average cost of funds on net debt over this financial year was 6.6% (excluding bailment cost regarding Armaguard). The increase in net debt is mainly attributed to payments for acquisitions including QML, Pacific Healthcare, QDI, and Gippsland Pathology. Apart from acquisition payments, funds were also used for the share buy-back (approximately $130 million), as well as capex, taxation and dividend payments. The above cash outflows have been partly offset by the sales proceeds received from the sale of logistics, the receipts arising from the sale of the Shepparton soap business, as well as other operating cash flows.

Information Compendium – June 2003

Total capital employed declined by approximately $452 million in the last half due primarily to the significant items recorded during the 2003 year. Capital employed includes net proceeds on sale of the Logistics, Consumer Products, and Hospital assets during the year.

Capital employed for the Products business has declined by approximately $57 million over 30 June 2002, resulting primarily from goodwill amortisation, an increase in liabilities, and the reduction in net assets associated with the discontinuing Consumer businesses.

Capital employed in the Diagnostic businesses increased by $445 million in 2003 as a result of the net assets acquired in the QML, Pacific Healthcare and QDI acquisitions.

The Hospitals business’ capital employed declined by $387 million in 2003 reflecting the divestment of seven hospitals in the year as well as the writedown in assets to recoverable amounts.

Capital employed in the Health Services business declined by $149 million resulting from a reduction in working capital and the writedown of assets to their recoverable amounts.

Information Compendium – June 2003

(1)	Return on Invested Capital – calculated as Reported EBITA less actual group underlying tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as Reported EBITA less actual group underlying tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Results for continuing business only. Invested Capital includes the write-downs in 2003.

Shares On Issue

(m)
Opening – 1 July 2002	809.8
Dividend Reinvestment Plan	7.6
Share Buy-back	(44.1)
Share cancellation re: FH Faulding	(0.7)
Closing – 30 June 2003	772.6

Mayne’s ROIC for 2003 from its continuing business was approximately 5.1%. The decline over 2002 is the result of a higher average Invested Capital balance caused by the full-year impact of the Faulding acquisition offset partially by the decline in capital resulting from the 2003 Significant Items. Continuing business ROIC improved in 2H03 to 5.0% from 4.8% in the prior half.

RONTA for the group was 8.8% in FY03, and improved from 8.1% in the first half to 9.4% in the second half.

Mayne continues to have significant balance sheet flexibility. Gearing (measured as net debt as a percentage of net debt plus equity) has increased from 5.1% to 30 June 2002 to 11.1% at 30 June 2003, resulting from the use of debt facilities to fund the Diagnostics acquisitions and the share buyback program, as well as the reduction in capital employed resulting from significant items recognised in FY03.

The number of shares outstanding decreased by around 37.2 million during 2003 as the buy-back program commenced in early November was offset by the issue of shares under the dividend reinvestment plan. The number of options on issue at 30 June 2003 was 4.9 million. The weighted average number of fully paid ordinary shares for 2003 was 799.8 million. At the completion of the buy-back program, which is expected to continue in September 2003 after release of our full year results, the number of shares outstanding should reduce to around 742 million. Delays in completing the share buy-back have been driven by lower average trading volumes than originally expected.

Information Compendium – June 2003

Substantial Shareholders (at June 2003)

	Shares (m)	% of Issued Share Capital
Maple-Brown Abbott	92.7	12.00%
Franklin Resources /Templeton	71.3	9.13%
National Australia Bank Ltd Group	44.4	5.54%

Three substantial shareholders together hold slightly over 25% of issued capital. Maple-Brown Abbott and Templeton have been major shareholders for several years and have continued to increase their holding in the last six months. National Australia Bank Ltd Group became a substantial shareholder in January 2003 primarily on behalf of its subsidiary, MLC, which operates a fund of funds.

Information Compendium – June 2003

3. Cash Flow

Underlying Cashflow

(excluding significant items)

($m)
EBITDA	389.9
Working Capital Movement	(104.9)

285.0

Receipts	5,513.3
Payments	(5,266.1)

Gross Operating Cash Flow	247.2
Significant items in operating cash flow not in EBITDA	18.8

Normalised Operating Cash Flow	266.0
Income Taxes Paid	(33.0)
Capital Expenditure	(163.4)
Asset Disposals	9.5

Free Cashflow	79.1
Net Interest Paid	(28.8)
Dividends Paid	(71.3)

Net Cashflow	(21.0)

Working Capital Movement Reconciliation

Sources / (Uses) Cash	($m)
Trade Debtors	(17.1)
Other Debtors (inc. GST receivables)	(12.0)
Inventory	11.3
Prepayments	(1.1)
Assets held for resale	—
Trade Creditors	(7.3)
Other Creditors (inc. GST payables)	(66.2)
Provisions	(12.5)

(104.9)

Receivables movement per 4E	137.3
Less Other net non-op. receivables (1)	(166.4)

(29.1)

Trade Debtors Movement	(17.1)
Other Debtors Movement	(12.0)

(29.1)

(1)	Relates to net receivables acquired/ divested and proceeds re: AHC divested hospitals and Logistics.
(2)	Relates to net payables acquired/divested other non-operating provisions included in other creditors.
(3)	Relates to net provisions acquired/divested and non-operating dividend provisions, Pan provision, and Consumer and other restructuring/devolution provisions etc.

Earnings, adjusted for normalised operating movements in working capital, was $285.0 million in FY03 compared to Normalised Operating Cash Flow of $266.0 million. Adjusted earnings continues to correlate relatively well with operating cash flow. Free cash flow for the year was $79.1 million.

Working capital for the underlying businesses increased in 2003 resulting from an increase in underlying debtor balances and a decrease in underlying other creditors and provisions balances.

The significant items included in operating cash flow and not in EBITDA relate to payments for business devolution costs primarily in the hospitals business and payments related to the Pan product recall.

It should be noted, as per the reconciliation below, working capital movements have been normalised to adjust for businesses acquired/divested and non-operating movements such as increased non-cash provisions and dividends payable.

Assets held for resale per 4E	(35.3)
Less assets to be divested	35.3

Underlying movement	—

Inventories movement per 4E	21.3
Less net invent. acq/div.	(10.0)

Underlying inventories movement	11.3

Prepayments movement per 4E	0.5
Less net prepay. acq./div.	(1.6)

Underlying prepayments movement	(1.1)

Payables movement per 4E	(67.8)
Less net non-op. payables (2)	(5.7)

Underlying payables movement	(73.5)

Underlying Trade Creditors movement	(7.3)
Underlying Other Creditors movement	(66.2)

Underlying payables movement	(73.5)

Provisions movement per 4E	4.2
Less net non-op. prov. (3)	(16.7)

Underlying Provisions movement	(12.5)

Information Compendium – June 2003

Other Assets / Liabilities

($m)	2001	2002	2003
Assets Held for Sale	95.5	—	35.3
Sale Proceeds Receivable	—	—	—
Intangibles	506.8	1,707.8	1,764.8
Investments	8.8	8.4	8.5
FITB	131.2	232.1	210.0
Currency Swap Principal	88.5	60.0	22.8
Provision for Taxation	49.3	10.0	55.1
Deferred Taxation	42.0	71.2	41.3

Gross capital expenditure (capex), at $163.4 million was $50.1 million below D&A.

Capex in the Products business during 2003 related to the purchase of land adjacent to Mulgrave for further expansion as well as additional equipment, such as the AVA freeze dryer and sleeve shrink machine.

The majority of Diagnostics capex was invested in the Imaging business on new X-ray and medical equipment.

The Hospitals division improved and refurbished numerous theatres across the portfolio during 2003. In addition approximately $23.4 million was invested in new medical equipment.

As reported the Discontinued capex relates primarily to the Logistics business and includes: modification of Armaguard vehicles; IT upgrades to the contract business’ warehouses; completing the parcel management system in Canada and materials handling system in the Australian Express business.

Assets Held for Sale relate to the hospitals whose sale to HSP had not yet completed by 30 June 2003, as well as any proceeds receivable from those hospitals that were sold. The balance also includes the book value of Health Care Networks (HCN) shares that were divested after year end.

Information Compendium – June 2003

II. PRODUCTS

1. Pharmaceuticals

Total ($m)	202.1	224.2	224.4	235.8

*	For comparison purposes 1H02 numbers have been presented based on Faulding management accounts for the period July-Sept. 2001 and statutory numbers for the period Oct-Dec 2001.

Revenues for the Pharmaceuticals division continued to grow in line with expectations during the second half. Total revenues grew 5.1% in comparison to the first half and 5.2% in comparison to the same period last year. Using the average FY02 exchange rate as the base, revenue growth was approximately 14% in fiscal 2003 compared to the prior year driven by year on year local currency sales growth in excess of 25% in the Americas and 14% in EMEA.

The growth in Europe was driven largely by the launch of pamidronate in Germany, Italy and France as well as continuing performance in the UK driven by NHS tender success. Europe’s revenue growth in comparison to the prior corresponding period was 28.2% and 14.8% over the prior period, validating Mayne’s increased resource allocation in the region. Mayne will continue expanding its direct and indirect sales and marketing presence in Europe to satisfy the significant additional opportunities Mayne sees in the region.

The America’s revenue growth resulted largely from higher sales of pamidronate in Canada and the US. Pamidronate sales in the US were significantly higher during the period despite the normal price attrition expected from the generic market for the product, indicating that pamidronate continues to increase market share. Hydromorphone, a product developed and produced at Aguadilla, was successfully launched in the US in the second half. Revenues from the Americas region increased 10.7% over the prior period despite unfavourable foreign exchange impacts caused by the strengthening Australian dollar. Local dollar sales increased 14.2 % over the prior period.

Asia Pacific revenues include injectable contract manufacturing at the Mulgrave site, oral export sales for products such as Doryx produced at the Salisbury site, ethical category development (“ECD”) sales such as GenRx, as well as injectable and oral pharmaceutical sales throughout the Asia Pacific region. Total Asia Pacific revenues decreased 6.2% in comparison to the same period last year, and were down 14.2% on the prior period due to:

•	the impact of SARS;

•	the loss of Abbott Laboratories contract disclosed previously, although this has enabled Mayne to increase production of its own products; and

Information Compendium – June 2003

•	Revenues from China were significantly lower as the Company changed to a distributor arrangement to reduce credit risk and increase profitability.

Given Mulgrave is operating near maximum capacity, the impact of the Abbott loss was partially mitigated through the production and sales of additional Mayne products.

Operating Performance

($m)	2H02	1H03	2H03
Revenue	224.2	224.4	235.8
EBITDA	50.8	53.0	57.3
D&A	23.2	24.6	26.8
EBIT	27.6	28.4	30.5

*	Excludes foreign exchange impacts by using 1 July 02 exchange rates across both periods.

The Pharma business continued to post growth in operating earnings at both the EBITDA and EBIT levels. EBITDA increased 12.8% over the prior corresponding period and 8.1% sequentially. These results were achieved without the launch of any new major drugs during the period. However, pamidronate, carboplatin, Doryx and paclitaxel continue to post strong results. Demand for pamidronate in Europe and the Americas has resulted in continued revenue growth as the product is rolled out across countries combined with the ability to grow market share in incumbant countries.

EBITDA margin increased to 24.3% rising from 23.6% in 1H03 and 22.7% in the prior corresponding period.

The earnings margin, before the impact of goodwill amortisation remained very strong at 21%. If it were not for the following impacts recorded in 2H03, EBITA margins would have improved sequentially:

•	The foreign exchange impact of the rising Australian dollar particularly against the Euro, the Pound, Latin American currencies and to a lesser extent the US dollar. The Pharma business has a partial natural hedge against US exchange rate fluctuations given a significant amount of the business’ raw materials are purchased in US currency however exposure does exist for the EMEA, Asian and Latin American regions. Excluding foreign exchange movements and assuming a constant dollar from 1 July 2002, EBITA would have been $3.3 million higher in 2H03 and $2.8 million higher over the full year;

•	An increase in the Company’s total sales volume in the period despite expected price attrition in some of the business’ major products; and

•	Industrial action at the Mulgrave, Victoria manufacturing plant which led to lower production efficiencies in the last few weeks of the year but was resolved in July 2003.

Information Compendium – June 2003

(1)	Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

On an absolute dollar basis, EBITA increased by $2.3 million over the prior period and $4.1 million over the prior corresponding period.

ROIC was flat at 7.1% in comparison to the prior period, and down from 7.7% in the prior corresponding period. RONTA increased over the first half due to improved earnings and an increase in the proportion that goodwill represents of average Invested Capital.

R&D expenditure as a percentage of revenue was 8.7% in 2H03 and 9.7% for the full year. The decline in 2H03 was primarily due to:

•	Timing issues regarding the purchase of active pharmaceutical ingredients used in R&D initiatives between the periods; and

•	The increase in sales during the period.

R&D continued to be a core focus for Pharma to increase the product pipeline and support organic growth.

Information Compendium – June 2003

New Product Approvals

	Jun-01 (12 mths)	Jun-02 (12 mths)	Jun-03 (12 mths)
Americas	3	7	5
EMEA	7	5	1
Asia Pacific	4	8	6

	14	20	12

The Pharmaceuticals business continued to have new products approved in the past 12 months across each of its regions. These new product approvals had a local brand market value of approximately US$489 million.

As discussed in the 1H03 Information Compendium, paclitaxel was approved in EMEA where it has an estimated local market value of approximately US$277 million. For conservatism, the approval date of Paclitaxel is now in FY04 and the estimated timing of the rollout of paclitaxel to key countries in EMEA has been pushed out from late 2004 to early 2005 because the application remains under review. Mayne is confident that its application will be successful. Paclitaxel is used in the treatment of ovarian, lung and breast cancer. However, the active pharmaceutical ingredient (“API”) is difficult to obtain as it comes from the yew tree and is difficult to manufacture into its usable form. Access to the paclitaxel API is a key barrier to entry for this molecule. Through an agreement with NaPro, Mayne Pharma has the right to market and distribute paclitaxel in all countries except the United States, Israel, Canada and Japan.

Irinotecan received approval in EMEA during 2H03 (earlier than previously forecast) and is estimated to have a local market value of approximately US$130 million. European roll-out is planned for the next few years with the global potential of the molecule estimated to be approximately US$594 million with annual growth of 12%. Market approvals and product launches in the other major markets for irinotecan are expected to occur over the course of the decade.

Other products with relatively smaller local brand market values were approved in the US, Canada and Australia with a collective local brand market value of around US$43 million. The most significant of these other products is a pain relief molecule called hydromorphone, which received approval and was launched in the US in 2H03 and is estimated to have a local market value of approximately US$31 million.

Information Compendium – June 2003

Product Pipeline

	Number	Local Market Value (US$m)
Filed – pending approval
— Americas	5	1,575
— EMEA	3	353
— Asia Pacific	2	30

	10	1,958
Under Development (to be filed by Jun 2004)	13	1,433
	23	3,391

Note:	For simplicity, we have assumed that there is only one application required for each new product in each region. In reality, there may be several approvals for each product filed in each geographic region due to country specific regulations.

Timing of regulatory approvals and expected market launch

Note: timing of regulatory approval and market launch may not coincide.

There are nine products in the pipeline for which ten regional drug applications were filed prior to 30 June 2003. These products have a local brand market value of approximately US$2.0 billion and are expected to receive approval and be launched prior to 30 June 2006. This is more clearly depicted in the graph.

Fluconazole is expected to receive approval in EMEA in FY04, although the product will be in-licensed in this region. In the previous compendium report, carboplatin and fluconazole were expected to receive approval in late FY04. Due to increased opportunity for branded drug companies to benefit from six month patent extensions for paediatric testing, we have conservatively assumed carboplatin and fluconazole will receive approval and be engaged in the generic market formation for these drugs in early 1H05. Mayne has already received tentative approval for carboplatin. The FY05 pipeline has benefited from this change in assumption.

Filings in the US for ondansetron (LMV – US$456 million) and propofol (LMV - $US425 million) were made in 2H02. Ondansetron filings are expected to be made in Canada, EMEA and Australia over the course of the next financial year. As noted in the last compendium, Propofol was acquired from Baxter during the year, and while still under patent protection today, only has two current suppliers in the US.

There are seven products under development for which 13 regional filings are expected to be made in FY04. The local brand market value for these products is approximately US$1.4 billion. The most significant filing to be made in FY04 is for irinotecan in the US, which has a local brand market value of approximately US$538 million. Five other US filings are expected to be made in the upcoming fiscal year which, as a group, have a local brand market value of approximately US$500 million. Filings for some of these molecules will also be made in EMEA, Canada and Australia during the year. The strength of the FY05 pipeline continues into FY06.

It should be noted that this pipeline information does not include in-licensing and acquisition opportunities which have traditionally made a significant contribution to the product portfolio.

Information Compendium – June 2003

2. Consumer Products

Total ($m)	111.8	108.7	92.6

*	Discontinued businesses in prior periods reflect historial sales of businesses discontinued up to 30 June 2003.

Total sales for the Consumer Products division declined by 14.8% in comparison to the prior period and 17.2% over the prior corresponding period as a result of:

•	The Pan Pharmaceuticals (“Pan”) recall which began on 28 April 2003 and led to a decline in sales of the division’s core nutraceutical brands; and

•	The discontinuation of non nutraceutical and OTC businesses during the last 18 months, for example suncare and personal wash.

Revenue from the continuing business declined by 17.9% over the prior corresponding period and 18.8% sequentially primarily due to the impact of Pan.

Prior to the Pan recall, revenue for the nutraceutical business was on track to show approximately 5% growth year on year and Mayne continued to have market share more than twice its nearest competitor (Source: Aztec Information Services data). Despite the impact of Pan, in the quarter ended 15 June 2003, Mayne continued to hold a significant market share lead over its competitors with early signs of gradual improvement in July.

Pan was a contract manufacturer for approximately 480 SKUs of Mayne’s Consumer Products division. In late April 2003, the Therapeutic Goods Administration (TGA) in Australia issued a recall of all products manufactured by Pan (the largest product recall in Australian history) due to concerns about the quality of goods manufactured under Pan’s manufacturing processes.

Following Pan, the Consumer Products Division has undertaken a proactive strategy to rationalise its product portfolio to focus on higher margin, higher differential-advantage nutraceutical products. The rationalisation process has included a restructuring of the underlying cost base of the business to better reflect the continuing weakness of the market post Pan.

Going forward, approximately 70% of Mayne’s Consumer products will be manufactured in-house. The majority of outsourced production is soft gels. At the end of July 2003, approximately 25% of all continuing products recalled due to Pan, were back on retail shelves. This is considered an

Information Compendium – June 2003

Operating Performance

($m)	2H02*	1H03*	2H03*
Revenue	85.4	86.3	70.1
EBITDA	7.7	9.8	(0.2)
D&A	4.6	4.8	3.9
EBIT	3.1	5.0	(4.1)

*	Excludes discontinued businesses.

impressive achievement in one quarter given the size and complexity of the recall as well as the complexity in either finding alternative contract manufacturing sources for the products or bringing their manufacture in-house.

Despite the turbulent second half brought about by Pan, early signs indicate that the significant proactive actions taken by Management have stabilised the business.

The graph to the left compares the proportionate revenue contributions of businesses that are continuing into 1H04 against revenues for those same businesses in prior periods. Due to the impact of Pan, the relative contribution of nutraceuticals has declined from 79.6% in the prior period to 77.0% in the current period.

It bears reiteration that contract manufacturing is not a core focus of the Consumer Products division. While revenues of the key OTC product Betadine were static due to a previous stock build by wholesalers, market share gains have been achieved over the year increasing our dominance of the antiseptic segment.

The operating performance in the past six months for the continuing Consumer Products business has deteriorated because:

•	The immediate impact of lower sales caused by Pan, could not be mitigated by similar reductions in the divisions’ high fixed cost base; therefore

•	The business was restructured to reflect a more appropriate cost structure given lower numbers of SKUs and changed business conditions; and

•	Going forward results are expected to improve due to these changes although the overall demand for the nutraceuticals market is expected to remain weak as the market as a whole recovers from Pan.

Partially offsetting the Pan losses were significant improvements in packaging and manufacturing efficiencies at the Virginia manufacturing site over the last six months as processes and controls become more entrenched.

Information Compendium – June 2003

*	Adjusted to exclude discontinued businesses

(1)	Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Excludes businesses discontinued at 31 December 2002 (i.e. international sunscreens and personal wash).
**	Excludes businesses discontinued at 30 June 2003 (i.e. all sunscreens and personal wash)

The decrease in depreciation and amortisation is the result of an over provision in 1H03. Full year depreciation and amortisation was approximately $8.7 million in 2003.

The Consumer Products division posted a $1.1 million EBITA loss in 2H03 due to the lost sales and contribution margins relating to products manufactured by Pan.

ROCE has declined, period on period, on both a ROIC and RONTA basis for the consumer business. This decline reflects the poor earnings performance of the business and the associated impact of Pan in 2H03. The structural changes made to streamline the business in 2H03 around Mayne’s leading position in nutraceuticals and OTC product lines is showing early signs of promise for future earnings improvement.

Information Compendium – June 2003

III. DIAGNOSTICS

1. Pathology

Total (m)	2.59	3.37	4.19

*	For the period Oct 2002 – June 2003
**	From 1 Jan 2003, results for WA and NSW include examinations for two sites (one site for each state) that were acquired as part of the QML transaction

Mayne’s pathology business has continued to operate strongly in the current period in accordance with its strategy to be the preferred national pathology network based on service offering and market share. Total episodes have grown in each state with NSW and WA showing strongest growth in the second half. The integration of QML is on target.

Mayne’s pathology business continued to gain market share in the second half. Total pathology episodes increased 24.2% over the first half and 61.7% over 2H02. Excluding the impact of the QML acquisition, total episodes increased 1.3% and 4.1% respectively. Total episodes for the pathology market in 2H03 declined by 0.3% compared to the previous six months, and increased by only 1.4% over the prior corresponding period indicating the extent to which Mayne has won market share. Year on year, the growth in market share is more apparent. Mayne increased total episodes in its base business (excluding QML) by 4.4% in 2003 over 2002, compared to market growth (measured by patient episode initiations) reported by the Australian Association of Pathology Practices of 2.4%.

Management is continuing to focus on key referrers through partnerships and sponsorship programs, such as the Queensland Skin and Cancer Foundation to increase the proportion of episodes derived from specialist and corporate channels.

Revenue per episode continued its positive trend increasing by approximately 7.2% over 2H02 and 3.0% sequentially. Excluding the impact of QML, revenue per episode increased 0.5% over the same period last year and was marginally higher than the first half.

The percentage of revenue derived from bulk billing continued to increase in 2H03, rising to 73.3% of total billings from 71.3% in the prior half and 70.4% in 2H02. The change in billing mix is primarily due to the full period impact of QML, which generates a higher percentage of their revenues from bulk billing than the other states. Excluding the QML impact, bulk billing represented 70.3% of total revenues in 2H03 - a slight decrease over the prior corresponding period.

Information Compendium – June 2003

Total ($m)	126.3	171.1	218.7

Episodes per workhour for the group increased 2.7% from 1.09 in 1H03, to 1.12 in 2H03 despite the industry trend toward a higher number of tests per episode. Episodes per workhour increased in each State compared to the prior half reflecting productivity improvements made across the business. However the largest productivity improvement was in QML, which increased its episodes per workhour by 10.2%.

Opportunity continues to exist for QML to improve episodes per workhour in line with its peers in other States. Mayne has implemented cross group standardisation procedures, which is leading to better business integration and use of best practice operating methodologies. Excluding QML, episodes per workhour increased to 1.22 – an increase of 4.6% over 1H03 and 5.6% over 2H02 reflecting continued best practice in operational workflow and standardisation of equipment and methodology across all laboratories.

Consistent with the growth in episodes and revenue per episode over the last two reporting periods, total revenue grew 27.8% over 1H03 and 73.2% over the same period last year. Excluding the impact of QML, the underlying business grew revenue 2.2% on the first half, and 4.8% on the prior corresponding period. This was primarily due to market share gains in each state compared to the prior corresponding period. In particular, the NSW business gained market share in the last six months resulting in revenue growth in excess of 6% over the prior corresponding period.

Information Compendium – June 2003

Operating Performance

($m)	2H02	1H03	2H03
Revenue	126.3	171.1	218.7
EBITDA	21.9	25.6	35.3
D&A	5.2	8.7	12.2
EBIT	16.7	16.9	23.1

Operating performance improved significantly in the second half led by margin improvements in Queensland and NSW. Mayne’s strategy to protect QML’s Queensland market share in the first half, and implement productivity improvements once the business was more fully integrated has been successful. EBITDA increased by $9.7 million over 1H03 and $13.4 million over the same period last year. EBIT grew by $6.2 million or 36.7% compared to the corresponding period in 2002.

Depreciation and amortisation costs were higher in 2H03 than prior periods due to the full period impact of QML.

The earnings margin for pathology increased in 2H03 compared to the prior period due to:

•	Improvements in operating margins in the QML business where best practices from other areas of the business are being implemented; and

•	The second half representing a seasonally stronger half for the business.

These positive effects were offset somewhat by the fact that market growth remained below the 5% cap under the Pathology Funding Agreement. Despite the positive growth in market share for the underlying business, this was not sufficient to offset the increases in medical indemnity insurance costs and the amount of non-reimbursable tests per episode (referred to as “coning” in the industry). These cost impacts together with integration costs for QML in 2H03, were the primary factors leading to the decrease in EBITA margins in comparison to the same period last year.

Importantly, the NSW operation, whilst having lower margins than the other States, has increased operating margins in 2H03 reflecting the growth in market share and improving operations in the period.

Information Compendium – June 2003

(1)	Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Prior period adjusted to reflect actual earnings of QML during the period.

ROIC during the period was 8.3%, and steady compared to 1H03. The increase in earnings during the period was offset by the full period increase in the average invested capital in the second half. The increase in invested capital was brought about from the QML goodwill and assets acquired in October 2002. Focus will be on continuing to extract productivity improvements in the NSW and QML businesses, as well as increasing the contribution of private and commercial billings to total revenues to generate additional shareholder value.

RONTA increased in 2H03 over the prior period because economic return in the half grew faster than the increase in tangible assets (excluding goodwill), implying improving returns on tangible assets over the period.

Information Compendium – June 2003

2. Diagnostic Imaging

Number Of Examinations

Total (000s)	717.7	796.1	923.8

Revenue used for this calculation relates to patient billings only.

Total examinations increased by 16.0% compared to the prior six-month period and 28.7% on the prior corresponding period. The increase in examinations primarily relates to: the acquisition of the Port Macquarie Hospital diagnostic imaging business in April 2002; the acquisition of 10 radiology sites located in NSW from Pacific Healthcare in February 2003; and, the acquisition of 36 sites related to the Queensland Diagnostic Imaging (“QDI”) business in late May 2003. Excluding the impact of these acquisitions, organic growth in examinations was 4.3% over the prior corresponding period which compares favourably to market data released by the Australian Diagnostic Imaging Association (“ ADIA”) which indicate that services (for Ultrasound, Computerised Tomography and Diagnostic Radiology) increased 2.4% over the same period, suggesting that Mayne increased market share.

In comparison to the first half of 2003, diagnostic imaging posted similarly strong results by experiencing a decline in examinations of only 0.9% (despite the closure of three under performing sites in 2H03), versus the ADIA reported market decline in services of 2.5% in the same period. It should be noted that the business is seasonal due to the higher number of public holidays in the second half of the year and accordingly, the prior corresponding period is more relevant for comparison.

Revenue per examination increased by 2.2% over the past six months and 2.7% over the same period last year. This growth in revenue per examination is primarily due to a change in product mix towards higher revenue services such as CT, Ultrasound and MRI. The results also reflect the incorporation of six weeks of the results of QDI. QDI has a significantly higher revenue per examination in comparison to the underlying business due to a higher proportion of private patient revenues (which tend to generate significantly higher revenues per examination) as well as a more aggressive pricing policy implemented over the last two or three years. Excluding QDI and other business acquisitions during the comparative periods, revenue per examination increased 1.8% over the prior period and 2.2% over the prior corresponding period. It should be noted that a new, five year memorandum of understanding between ADIA and the Federal Government has been signed. The new agreement allows for an average annual increase (excluding cardiac ultrasound, obstetrics and gynaecological ultrasound, some cardiac angiography items, and nuclear medicine) in funding of 5.16%. MRI expenditure is now included in the funding agreement.

Information Compendium – June 2003

Total ($m)	83.1	90.1	109.1

Operating Performance

($m)	2H02	1H03	2H03
Revenue	83.1	90.1	109.1
EBITDA	18.0	18.1	18.7
D&A	8.3	8.4	9.8
EBIT	9.7	9.7	8.9

Examinations per workhour for non-radiologists decreased by 4.8% over 1H03 and 2.9% over the more relevant prior corresponding period. The decline results from:

•	An increase in higher modality services which tend to take longer to perform, but have a higher average fee; and

•	A slight decline in overall productivity which is expected to improve now that acquisition related efforts have subsided.

Revenues grew 21.1% sequentially and 31.3% on the prior corresponding period. The increase in revenue was primarily due to the completion of the Pacific Healthcare, Port Macquarie and QDI acquisitions during the last 18 months. Excluding these acquisitions, the underlying business grew 6.4% over 2H02 and 3.7% over the prior half. The growth in revenue over the prior corresponding period has been driven by a combination of an increase in examinations and change in revenue mix to higher modality services (such as CT, MRI and Ultrasound).

Operating performance on an EBITDA level improved in comparison to the two prior reporting periods primarily due to the acquisition of QDI in late 2H03. EBITDA increased by $0.6 million (3.3%) in comparison to the first half and $0.7 million (3.9%) compared to the more relevant prior corresponding period. However EBIT declined by $0.8 million (8.2%) in comparison to the two prior reporting periods. The higher decline in EBIT is partially the result of increased depreciation and amortisation costs associated with the businesses acquired during the year.

While the EBIT result is somewhat disappointing, consistent with the successful strategy implemented by Mayne’s Pathology divison in relation to the integration of QML, management have focused on maintaining market share in the acquired businesses during the year. Once integrated sufficiently into the group, focus will change to productivity improvement and implementing best practice methodologies from across the group.

Information Compendium – June 2003

EBITA Margin

(1)	Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Due to the acquisition of Pacific Healthcare and QDI businesses in the period, weighted average Invested Capital and Net Tangible Assets have been used.

EBITA margin for the second half decreased to 11.5% from 13.2% in the prior half and 14.2% in the prior comparable period. Operating margins in Mayne’s diagnostic imaging business declined in the current period because with market growth running below the 5% funding cap, significant increases in operating costs (such as medical indemnity insurance) and integration costs relating to the acquisitions made during the year have not been adequately offset by increases in average revenue per examination.

Whilst acquisitive over the last 18 months, Management is confident that its pricing strategies and its focus on productivity and cost management in 1H04 will deliver benefits.

ROIC and RONTA declined in comparison to the prior two reporting periods stemming from a combination of lower operating margins and increases in the underlying capital of the business. Recent acquisitions are expected to positively contribute to the business once fully integrated.

Information Compendium – June 2003

IV. HOSPITALS

Admissions from continuing hospitals increased by 1.2% in comparison to the prior corresponding period, and decreased by 1.8% in comparison to the first half. This decline is consistent with overall seasonality for the hospitals business due to a higher number of public holidays and greater annual leave taken by doctors during the January to June period.

Mayne’s strategy to focus on high acuity services has resulted in a significant increase in revenues from Interventional Cardiology and Colorectal Surgery and smaller increases in revenues from Cardiothoracic Surgery and Respiratory Medicine. Overall, the degree of acuity for services provided by the Hospital Division increased by 2.5% between fiscal 2002 and 2003.

According to the latest available information released by PHIAC, at 30 June 2003 the percentage of the Australian population with private hospital insurance coverage was 43.4%. This is a slight decline from 43.8% at 31 March 2003 and 44% at 31 December 2002. However, the number of persons 55 years of age and over increased by 9,000 in the June 2003 quarter and by 77,008 in the twelve months ending 30 June 2003. This is important given Mayne’s strategy to focus on high acuity services, which tend to be provided later in a patient’s life.

As evidenced by the growth in admissions in comparison to the prior corresponding period, Mayne’s strategy to further develop relationships with doctors is working. While the fiscal year ending 30 June 2002 was a difficult one for the hospitals business, in 2003 Mayne’s Top 100 doctors’ increased annual revenue by 18% indicating renewed doctor support for the business. Additional initiatives to support doctors at an operational level include, a National Medical Advisory Committee to discuss and provide advice on clinical matters raised by the local advisory committees. Mayne will continue to focus on improving doctor relationships through various programs in fiscal 2004, including the support of medical colleges.

Information Compendium – June 2003

*	Excludes the impact of divested hospitals in all periods. Note, continuing bed numbers are 5,367.

ALOS (including divested hospitals) decreased to 2.99 days in the second half despite an increase in acuity of services provided indicating that management’s turnaround strategy for the hospitals is working. ALOS for continuing hospitals was 2.94 in 2H03 compared to 3.02 in the prior six months.

Occupancy for continuing hospitals decreased by 1.7% in the second half from 76.9% in 1H03 to 75.2% in 2H03, consistent with the seasonality of the business and the decline in admissions during the period. Occupancy for the continuing hospitals declined by 0.8% over 2H02 caused by a slight increase in available beds (21), and the decline in ALOS.

Information Compendium – June 2003

*	Excludes Prostheses Revenue and Other Income.

Net revenue per admission increased by 7.8% over the same period last year, and 2.2% over the prior six months. The revenue per admission growth is consistent with management strategy to focus on higher acuity services. This has also resulted in a slight movement in casemix towards “case paid” services versus “per diem” charges. Therefore the decline in ALOS is significant because shorter stays will result in higher margins (all else being equal) as the proportion of case paid services increase. In addition, Mayne’s decision to lock in multi-year health fund contracts has resulted in an increase in revenue per admission of approximately 3% over the prior year. This is a positive outcome given the known difficulty in negotiating price increases with the health funds over the last six months.

Labour cost per work-hour was flat in comparison to the same period last year and increased by approximately 4.2% over the prior six months. The increase in nursing costs per work-hour in the last six months is considered a positive result overall given:

•	NSW nurses received an 8% pay rise effective 1 March 2003 and a further increase of 4% on 1 May 2003; and

•	Several states received increases of 3-4% over the last six months.

This outcome was the result of continued gains in efficiency and a 6.4% reduction in agency and consultants costs in comparison to the prior period. Gains from the VIC agency strategy (implemented in September 2002) are now being realised. The agency strategy has been rolled out into WA, NSW and QLD in the last three months with operational benefits from these states to be experienced in 1H04.

In addition to the agency strategy, peer review benchmarking for like services is now being undertaken across the hospitals division with the objective of continuous improvement to achieve best practice results.

Information Compendium – June 2003

*	Prior period revenue has been adjusted to include net prostheses handling fee revenue (total prostheses revenue less prostheses cost) to reflect the regulatory change to prosthetic funding.

Operating Performance

($m)	2H02*	1H03	2H03
Revenue	672.0	652.6	634.4
EBITDA	40.7	58.5	66.9
D&A	33.4	33.2	37.6
EBIT	7.3	25.3	29.3

*	Prior period revenue has not been adjusted to include net prostheses revenue.

Revenue from the continuing business was flat in comparison to the prior six months and increased by 7.2% over the same period last year. This strong seasonal result indicates the continuing improvement based on the turnaround strategy implemented by management in fiscal 2003.

The earnings of the hospitals business continued its progressive improvement over the prior period and showed significant improvement over the same period last year. This is considered a strong result given the highly publicized increases in nursing and medical indemnity insurance costs borne by all private hospital operators during the period.

A portion of this strong result was due to continued focus on managing consumables and supplies costs. Total supplies cost from continuing hospitals decreased by 9.0% in comparison to the prior period. EBITDA margins increased to 10.5% from 9.0% in the first half. EBIT margins also improved, climbing to 4.6% from 3.9% in the same period six months earlier.

Total EBIT (including divested hospitals) for the hospitals division was $29.3 million in 2H03, up from $25.3 million in the prior period and $7.3 million in the prior corresponding period.

Information Compendium – June 2003

*	Prior periods adjusted to include net prostheses revenue

(1)	Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Invested capital includes write-downs made in 2H03.

Overall EBITA margins have improved from 4.7% in the first half of 2003 to 5.5% in the second half as a result of continuing improvements in operations. EBITA margins from the continuing business showed similar improvement increasing from 5.4% in the first half to 6.4% in the second half, indicating the significant effect the divested hospitals had on the overall business. On an absolute dollar basis, divested hospitals lost $3.3 million in EBITA in the period compared to $1.8 million in the first half.

In addition to productivity and cost management initiatives undertaken in 2003, risk management has also been a core focus. During the year a falls preventation programme was implemented at each hospital. The risk management measures have helped reduce lost time injuries by 43% year on year.

ROCE measured on both a ROIC and RONTA basis continued its progressive improvement from the second half of last year. Whilst the result remains below our target for the business, the ongoing measures being taken to improve ROCE (including divestment of underperforming assets in 2H03 and selective investments in new theatres and equipment) should offset many of the external impacts facing private hospital operators in Australia.

Information Compendium – June 2003

V. HEALTH SERVICES

1. Pharmacy Services

Operating Performance

($m)	2H02	1H03	2H03
Revenue	918.6	995.4	948.0
EBITDA	24.0	24.3	22.4
D&A	10.7	10.0	6.8
EBIT	13.3	14.3	15.6

The Pharmacy Services business performed well over the last six months. Pharmacy Services revenues increased by 3.2% in comparison to the same period last year and declined by 4.8% in comparison to the seasonally stronger first half. The sequential decline in revenue is consistent with an overall decline of 5.7% in Pharmaceutical Benefit Scheme payments during the same period. Mayne’s market share remained relatively constant in comparison to 1H03 despite increases in price discounting following the unsuccessful merger of Sigma and API. This increase in competition has not translated to a decline in EBITA margin (discussed below), which is considered a positive achievement in the current environment for Pharmacy Services.

The relative contribution of Hospital and Other Services to total revenue increased over prior periods because of continued volume increases in sales to hospitals since the acquisition of Faulding in 1H02. On an absolute dollar basis, Hospital and Other Services revenue was relatively flat in comparison to the prior period but increased by 9.7% over the more relevant corresponding period last year. Pharmacy services revenue continued to grow on an absolute dollar basis in comparison to the prior corresponding period.

Note: Retail Services and Dentistry revenues have been included in “Other Services” for disclosure purposes because, as a group, they continue to represent less than 1% of Pharmacy Services revenues.

The Pharmacy Services business performed well in the second half despite intense competition and an overall market contraction. EBIT increased by 17.3% over the prior corresponding period. Earnings at the EBITDA level declined slightly over 1H03 resulting from increased price discounting following the unsuccessful merger of API and Sigma. Depreciation and amortisation decreased during the last half due to the write-off of IT investments and other assets in 1H03, relating to the centralisation strategy that was previously undertaken. In addition, a number of assets became fully depreciated in the period.

Information Compendium – June 2003

(1)	Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (Excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Invested capital includes the write-downs made in 2H03.

Banner Group Membership

	Jun-02	Dec-03	Jun-03
Terry White Chemists®	101	107	107
Chem mart®	236	228	216
HealthSense®	93	85	83
The Medicine Shoppe®[1]	9	9	14

	439	429	420
Synergy (unbranded)	135	130	136

	574	559	556

[1]	The Medicine Shoppe® is a registered trademark of Medicine Shoppe International used under licence.

EBITA margin increased slightly in comparison to the two prior reporting periods. Maintaining margin in the current operating environment is considered a solid result. The Orion information technology project was completed and launched across Australia in June 2003. This platform is more versatile and user friendly and designed to improve service levels for pharmacy customers in the future. Both inventory management and warehouse productivity improved over the last 12 months with Pharmacy Services receiving ISO 9002 accreditation for its warehouse and distribution processes during the last six months.

ROIC increased slightly to 7.3% in the second half from 6.6% in the seasonally stronger first half. ROCE, on both a ROIC and RONTA basis, increased significantly over the prior corresponding period due largely to the reduction in average net trading assets caused by the securitisation of receivables performed in 1H03 and the write-down in 2H03. The ROCE performance has been on target despite operating in a competitive environment.

Total banner memberships remained relatively constant during the last six months. Mayne remains committed to concept that the pharmacist is an integral part of the health service offering provided to a patient. During the last six months Pharmacy Services has increased the number of chemists under its Master Member program – a full service program that provides higher levels of service and support – indicating that the investments in IT, brand loyalty and inventory management are having a positive effect on customer service.

Information Compendium – June 2003

2. Medical Centres

*	Prior periods have been adjusted to separate continuing and discontinuing business results.

Operating Performance

($m)	2H02	1H03	2H03
Revenue	20.0	21.5	20.7
EBITDA	0.8	0.3	0.0
D&A	2.3	2.2	2.1
EBIT	(1.5)	(1.9)	(2.1)
EBIT continuing*	(1.3)	(1.7)	(0.7)

*	Excludes Corporate Health Management business, which is included in discontinued businesses.

Consultations increased by 9.1% in comparison to the prior corresponding period and decreased by 2.1% in comparison the seasonally stronger first half. The significant increase in consultations in comparison to the same period last year is largely due to the inclusion of part-period results in 2H02 for businesses that were acquired in this period. In addition, eight new centres were opened in fiscal 2003 and four new medical centres were co-located with Mayne branded pharmacies as part of an initiative to derive synergies and growth for both businesses. The decline in the second half is consistent with data released by the HIC which shows an overall decline in industry consultations for general practitioners of 3% for the year ended 30 June 2003 in comparison to the prior year.

The Medical Centres business continues to represent a small portion of Mayne’s overall revenues. Revenue for the underlying Medical Centres business increased 3.2% in comparison to the prior period and 17.9% over the same period last year. The business growth was primarily the result of the addition of eight standalone and four pharmacy co-located sites during the year. Total revenues include the Corporate Health Management (“CHM”) business. CHM was rationalised during the year and eventually divested on 30 June 2003 because it was underperforming and did not provide services congruent with the future strategy of the division. Total revenues decreased marginally 3.7% against the first half of 2003 due to the impact of the rationalisation of the CHM business. However, the average gross patient revenue per consultation in the second half increased by 3.4% in comparison to the first half due to a general shift towards private billing and continuing increases in the underlying Medicare rebate.

The Medical Centres business posted flat earnings performance at the EBIT and EBITDA level. Importantly, the continuing Medical Centres business was profitable at the EBITA level during the current half which indicates it is cash flow positive and generating a positive return for Mayne after accounting for depreciation expense. Management continues to focus on business improvement initiatives and building stronger doctor relationships. In the future Medical Centres will be included in the Diagnostics divisional results, due to its strong referral base to that business.

Information Compendium – June 2003

IV. SIGNIFICANT ITEMS AND DISCONTINUED BUSINESSES

Significant Items

	2H03			2003
	Gross ($m)	Tax ($m)	Net ($m)	Net ($m)
Net Profit on sale of logistics	(10.9)	4.3	(6.6)	15.3
Pan and closure/salse of Consumer businesses
- Provision for Pan costs	(48.6)	14.6	(34.0)	(34.0)
- Profit (loss) on sale of personal wash and sunscreens businesses	(2.8)	3.8	1.0	(9.6)

	(51.4)	18.4	(33.0)	(43.6)
Write-down of Hospital assets
- Provision (recovery) for loss on sale of hospitals divested to HSP	0.5	2.7	3.2	(19.8)
- Write-down of continuing hospital portfolio	(270.0)	—	(270.0)	(321.5)

	(269.5)	2.7	(266.8)	(341.3)
Write-down of Pharmacy assets	(80.0)	—	(80.0)	(80.0)
Write-down of tax asset balances	(30.0)	—	(30.0)	(30.0)
Write-down of Group IT Assets	(7.0)	2.1	(4.9)	(24.4)
Devolution costs	(1.0)	0.2	(0.8)	(9.0)

Net Significant Items	(449.8)	27.7	(422.1)	(513.0)

In 2003, Mayne has been active in streamlining the structure of the business to focus on its core healthcare operations. A number of significant items were included in the 1H03 result. Many of these items were estimates at 31 December 2002, and accordingly, there have been minor adjustments to many of these amounts to reflect the actual result when it became known. As a result of a change to the use of discounted cashflow methodology for calculating net recoverable amounts a number of asset write-downs were made at 30 June 2003. The significant items incurred in the second half of 2003 include:

•	An after-tax profit on sale of the logistics business of approximately $15.3 million. This gain decreased in comparison to the estimate made at 31 December 2002, due to higher provisions required for transaction and transition costs in effecting the sale;

•	An after-tax provision in the amount of $34.0 million related to the costs of the Pan product recall plus the additional costs required to restructure the Consumer Products business to better match its ongoing fixed costs base with the slow recovery expected in the Australian nutraceuticals market;

•	A decrease in the provision for losses on sale of the personal wash and sunscreens businesses primarily as a result of higher tax recoveries expected to be utilised from the write-downs sustained;

•	A reduction in the provision for loss on sale of the HSP and Primelife hospitals divested during the period resulting primarily from a higher amount of estimated tax recoveries on sale of those assets. At the time of writing this report, six of the seven hospitals identified for sale had been completed. National Capital is the final hospital awaiting sale completion to HSP;

•	A write-down of $270.0 million related to the hospitals business to better match the book value of the hospitals with their estimated recoverable amounts. While disappointing given the continued improvement in the business over the last 12 months, the write-down in 2H03 was considered fiscally prudent in light of the continuing external pressures facing the private hospitals industry in Australia;

•	An after-tax writedown of $80.0 million attributable to the Pharmacy Services business to better match the book value of assets with

Information Compendium – June 2003

their estimated recoverable amounts. Consistent with the hospitals business writedown, this decision was considered fiscally prudent having regard to the external pressures facing the wholesale pharmacy distribution industry in Australia;

•	A $30 million write-down of deferred tax assets whose recovery, based on a conservative evaluation, are no longer considered virtually certain;

•	An additional after tax write-down of Group IT assets of $4.9 million primarily relating to hardware and software, the recoverable amount of which diminished as a result of the return to a less centralised group structure; and

•	Additional after-tax decentralisation costs of approximately $0.8 million in 2H03 related to the devolution of the hospitals business and moving to a less centralised structure.

Discontinuing Businesses

($m)	2H02	1H03	2H03
Revenue	644.5	610.4	105.2
EBIT	40.4	0.4	(11.3)

Logistics

($m)	2H02	1H03	2H03
Revenue	614.3	585.0	81.2
EBIT	38.3	9.4	(5.8)

Businesses discontinued during the year include the logistics operations, the sunscreen and personal wash Consumer Products businesses, and the Corporate Health Management previously operated under the Medical Centres division. These businesses contributed negative EBIT of $11.3 million in 2H03. These results do not include the six hospitals divested to HSP, nor the hospital sold to Primelife during the year because they represent assets that form part of a larger hospitals business.

The logistics business was sold in February 2003 and incurred an EBIT loss of $5.8 million on sales of $85.1 while still under Mayne’s control. The loss was primarily the result of additional costs incurred to prepare for and effect the sale of the businesses. Some of these costs continued post completion of the sale of the business but have been required to ensure the ultimate transfer of the business.

Information Compendium – June 2003

Consumer – International sunscreens and personal wash

($m)	2H02	1H03	2H03
Revenue	26.4	22.4	22.5
EBIT	2.3	(8.7)	(3.4)

Medical Centres – Corporate Health Management

($m)	2H02	1H03	2H03
Revenue	3.8	3.0	1.5
EBIT	(0.1)	(0.2)	(1.5)

The Consumer Products division streamlined operations in 2003 to focus on its core Nutraceuticals and OTC businesses. The personal wash business was sold to Symex Holdings Ltd and the division’s US sunscreens business was sold to Pathfinder Management, Inc. in March 2003. Revenues for the discontinued businesses were flat half over half because increased seasonal revenues from sales Sea & Ski™ sunscreens to the US were offset by lower contributions from the personal wash and Shepparton contract. EBIT loss improved in 2H03 over the first half resulting from a positive US sunscreens contribution, offset by lower personal wash and Shepparton contract EBIT results.

The Corporate Health Management (CHM) business was rationalised and eventually sold during the year. This business provided a range of corporate workplace health and well being services and return to work rehabilitation services for injured workers for various Australian corporations. CHM was under performing and did not fit with the future strategy of the Medical Centres business. The increased EBIT loss in the most recent half is due to the continued poor performance of the business together with the costs of rationalising the business prior to its eventual sale.

Information Compendium – June 2003

ASX Appendix 4E